UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 333-126183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

TABLE OF CONTENTS

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

	By:	Administrative Committee, Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 15, 2018		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

RETIREMENT SAVINGS PLAN

FOR COLLECTIVELY BARGAINED EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the

Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) as of December 31, 2017 and 2016 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meaden & Moore. Ltd.

We have served as the Plan’s auditor since 2004.

Cleveland, Ohio

June 15, 2018

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	December 31,
	2017	2016
ASSETS
Receivable - Employer Contributions	$161,815	$151,967
Notes Receivable from Participants	179,886	227,375

Total Receivables	341,701	379,342

Investments, at Fair Value
Plan’s Interest in Master Trust Assets	10,042,497	8,680,880

Total Investments	10,042,497	8,680,880

Total Assets	10,384,198	9,060,222
LIABILITIES	—	—

Net Assets Available for Benefits	$10,384,198	$9,060,222

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

	Year Ended December 31,
	2017	2016
Contributions:
Employer	$255,389	$245,080
Employee	525,993	516,254
Rollover	—	66,968

Total Contributions	781,382	828,302
Investment Income:
Interest Income	8,760	6,842
Plan’s Interest in Master Trust Net Investment Gain	1,385,942	768,469

Total Investment Income	1,394,702	775,311
Deductions from Net Assets Attributed to:
Benefits Paid to Participants	747,805	1,154,681
Administrative Expenses	8,787	8,046

Total Deductions	756,592	1,162,727

Net Increase Before Net Assets Transferred	1,419,492	440,886
Net Assets Transferred (to) from Other Qualified Plans	(95,516)	13,203

Net Increase in Net Assets	1,323,976	454,089
Net Assets Available for Benefits at Beginning of Year	9,060,222	8,606,133

Net Assets Available for Benefits at End of Year	$10,384,198	$9,060,222

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

1.	Description of Plan

The following description of the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all union employees at the Boston (through August 19, 2016), Canton, Chilton and Theodore (through December 2, 2016) facilities of Worthington Industries, Inc. (“Worthington” or the “Company”) who meet the hour and age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington is the Plan Sponsor.

The Plan is one of two plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plan is the Worthington Industries, Inc. Deferred Profit Sharing Plan.

Eligibility:

Union employees who are at least eighteen years of age and have been employed for ninety days are eligible to participate in the Plan.

Contributions:

Employee Contribution - Cash or Deferred Option 401(k) – Participants may defer up to 90% of their compensation to the Plan. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer Matching Contributions – The participants at the Chilton facility receive matching contributions equal to 25% of their Section 401(k) contributions up to 8% of their compensation. The participants at the Theodore facility receive matching contributions equal to 50% of their section 401(k) contributions up to 4% of their compensation.

Annual Company Contributions –The participants at the Chilton facility receive the following annual contributions:

For workers employed at September 17, 2004:

1% of pay each year for ages up to and including age 44.

2% of pay each year for ages 45 through 54.

4% of pay each year for ages 55 through 59.

8% of pay each year for ages 60 and over.

For workers hired after September 17, 2004:

Employees receive an annual contribution of 1% of pay regardless of age.

Participant Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions (as applicable), annual Company contributions (as applicable), and earnings and losses thereon.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Contributions to the Worthington Industries, Inc. Common Stock fund are limited to not more than 25% of the total contributions made by or for a participant to the Plan. A participant will be prohibited from making investment exchanges to the Worthington Industries, Inc. Common Stock fund if the participant’s investment in the fund equals or exceeds 25% of such person’s total accounts.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. In addition, if an active participant dies prior to attaining his normal retirement age, or becomes totally and permanently disabled prior to a break-in-service, their vesting percentage shall be 100%.

Effective January 1, 2009, employer matching and annual company contributions are vested 100% upon 3 or more years of service for all participants.

Forfeitures:

Non-vested account balances are forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Plan Sponsor.

The Company used forfeitures totaling $3,610 and $7,000 to offset Company contributions in 2017 and 2016, respectively. At December 31, 2017 and 2016, forfeited non-vested accounts were $6,255 and $3,004, respectively.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions. Loans are valued at unpaid principal plus accrued unpaid interest.

Other Plan Provisions:

Normal retirement age is 65 at the Chilton facility and 62 at the Canton facility. Early retirement age is 62 for the participants at the Chilton facility.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may receive a lump-sum amount equal to the value of his or her account. Chilton participants may receive a lump-sum or periodic installments.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Investment Valuation and Income Recognition:

The Master Trust’s investments in mutual funds and Worthington Industries, Inc. Common Stock are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices.

The Plan holds a stable value investment contract with the Trustee, which is structured as a common collective trust (“the CCT”). The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

The primary goal of the CCT in which the Master Trust is invested is to seek current income while maintaining stability of invested principal. The CCT is invested and reinvested primarily in a diversified portfolio of fixed-income instruments which may include traditional and separate account guaranteed investment contracts (obligations of creditworthy life insurance companies), corporate investment contracts, synthetic GICs (high-quality debt securities including mortgage-backed, commercial mortgage-backed, asset-backed and corporate securities held by the CCT within contracts that are intended to minimize market volatility), variable rate GICs, repurchase agreements, US treasury and agency securities, and cash and cash equivalents, including certificates of deposit and money market instruments. The CCT may also invest in a collective fund or group trust (including but not limited to one maintained by The Bank of New York Mellon or its affiliate) that invests in such fixed income instruments. No investment contract in which the CCT invests will have a duration of more than six years from the date of issuance. The CCT will operate with a weighted average duration selected by The Bank of New York Mellon, in its capacity as Trustee of the fund from time to time, but such weighted average duration generally will average between 1 and 3 years. Participants may purchase or redeem units of the CCT for cash or securities based on the unit value determined as of the valuation date. Unit value is generally determined each business day of the year. All participants have a proportionate undivided interest in the net assets of the CCT.

Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees of the Plan.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is presented on a net-basis on the statements of changes in net assets available for benefits.

Recently Issued Accounting Standards:

In February 2017, accounting guidance was issued that clarifies the presentation requirements under current U.S. GAAP for a plan’s interest in a master trust and requires more detailed disclosures of this interest. The guidance is effective for fiscal years beginning after December 15, 2018 and is required to be applied retrospectively. Early adoption is permitted. The Plan has not adopted but is currently evaluating the potential impact of this guidance on its ongoing financial reporting.

3.	Tax Status

The Plan received a determination letter from the IRS dated January 27, 2012, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2017, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

4.	Investments

The Plan’s share of the investments held by the Master Trust was approximately 2% at both December 31, 2017 and 2016, respectively. Each participating retirement plan has a specific interest in the Master Trust. Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

	2017	2016
Investments of Master Trust at Fair Value:
Mutual Funds	$533,549,468	$444,032,314
Worthington Industries, Inc. Common Stock	50,186,896	50,540,784
Common Collective Trust	33,899,059	42,197,318

Total	$617,635,423	$536,770,416

Investment Income for the Master Trust:	2017	2016
Interest and Dividend Income	$25,470,391	$15,549,896
Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	63,274,133	17,514,230
Worthington Industries, Inc. Common Stock	(3,426,793)	25,962,328

Total	$85,317,731	$59,026,454

At December 31, 2017 and 2016 the Master Trust held 1,138,960 and 1,065,273 common shares of Worthington, respectively. The Master Trust received cash dividends from Worthington of $862,491 and $974,205 for the years ended December 31, 2017 and 2016, respectively.

5.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

6.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

7.	Fair Value

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets; and
Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within

Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table. There have been no changes in the methodologies used at December 31, 2017 and 2016.

For the years ended December 31, 2017 and 2016, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2017:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	$9,181,162	$9,181,162	$—	$—
Common Collective Trust	574,157	—	574,157	—
Worthington Industries, Inc. Common Stock	287,178	287,178	—	—

Total	$10,042,497	$9,468,340	$574,157	$—

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2016:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds	$7,670,670	$7,670,670	$—	$—
Common Collective Trust	711,686	—	711,686	—
Worthington Industries, Inc. Common Stock	298,524	298,524	—	—

Total	$8,680,880	$7,969,194	$711,686	$—

8.	Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Retirement Savings Plan for Collectively Bargained Employees

EIN 34-0245610, Plan Number 003

December 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$10,042,497

*	Loans from Participants	Interest Rates Ranging From 3.25% to 5.25%	N/A	179,886

				$10,222,383

*Party-in-Interest to the Plan